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                                                                      Exhibit 19


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


CHESAPEAKE CORPORATION and
SHEFFIELD, INC.,

            Plaintiffs,

      v.                                  No.

MARC P. SHORE, HOWARD M.
LIEBMAN, ANDREW N. SHORE,
LEONARD J. VEREBAY, VIRGINIA A.
KAMSKY, SHARON R. FAIRLEY,
R. TIMOTHY O'DONNELL, KEVIN J.
BANNON, WILLIAM P. WEIDNER, and
SHOREWOOD PACKAGING CORPORATION,

            Defendants.

                                    COMPLAINT

      Plaintiffs Chesapeake Corporation ("Chesapeake") and Sheffield, Inc. ("Purchaser," jointly with Chesapeake, "Plaintiffs"), by and through its undersigned attorneys, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, allege for their complaint against Marc P. Shore, Howard M. Liebman, Andrew N. Shore, Leonard J. Verebay, Virginia A. Kamsky, Sharon R. Fairley, R. Timothy O'Donnell, Kevin J. Bannon, William P. Weidner (collectively, the "Director Defendants") and Shorewood Packaging Corporation ("Shorewood" or the "Company," together with the Director Defendants, the "Defendants"), as follows:

                              NATURE OF THE ACTION

      1. Plaintiffs commenced today a fully-financed, non-coercive, non discriminatory, all-cash, all-shares premium tender offer for Shorewood's common stock at $17.25 per share (the "Tender Offer"). The $17.25 in cash offered
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in the Tender Offer represents approximately a 45% premium over the closing price of Shorewood's common stock on November 9, 1999, the last full trading day before Chesapeake made a confidential proposal to acquire Shorewood in a negotiated transaction at $16.50 per share. The $17.25 in cash offered in the Tender Offer represents more than a 28% premium above the closing price of Shorewood's stock on November 17, 1999, the last full trading day before Shorewood disclosed to the markets Chesapeake's confidential proposal.

      2. The Tender offer is the initial step in a two-step transaction pursuant to which Chesapeake proposes to acquire all of the outstanding shares of Shorewood. If successful, Chesapeake intends to follow the Tender Offer with a merger or similar business combination (the "Proposed Merger," together with the Tender Offer, the "Proposed Acquisition"), in which Shorewood's remaining stockholders will receive an amount in cash equal to the price paid in the Tender Offer.

      3. Chesapeake also announced today its intention to solicit written consents from Shorewood's stockholders to take certain actions without a stockholder meeting (the "Consent Solicitation"). The purpose of the Consent Solicitation is to obtain sufficient written consents from Shorewood's stockholders in order to (i) amend Shorewood's Amended and Restated By-laws (the "Bylaws") to remove the provision establishing a staggered board of directors,
(ii) remove all current members of the Shorewood board of directors (the "Shorewood Board"), (iii) reduce the authorized number of Shorewood directors to three, (iv) elect to the Shorewood Board three independent candidates for director nominated by Chesapeake (the "Nominees"), and (v) repeal any recent or subsequent amendments to the Bylaws.

      4. To commence the Tender Offer, Chesapeake prepared a press release summarizing the terms of the Tender Offer (the "Press Release") and placed a summary advertisement of the Tender Offer in the national edition of The Wall Street Journal (the "Summary Advertisement") for immediate publication in the next issue. These steps were completed and the Tender Offer and Consent Solicitation process set in motion at 3:00 p.m. yesterday.

      5. After Chesapeake had completed these steps, and admittedly in response to the Chesapeake Proposal and in anticipation of the Consent Solicitation, Shorewood announced yesterday evening that the Director Defendants had amended the Bylaws to adopt various draconian provisions designed purposefully to interfere with the ability of Shorewood's stockholders to exercise their franchise rights (collectively, the "Bylaw Amendments"). Among other things, the Director
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Defendants amended the Bylaws to adopt a new Article X, which provides that "the by-laws may be amended, added to, altered or repealed, or new by-laws may be adopted...... by the affirmative vote of the holders of not less than two thirds (2/3) of the stock issued and outstanding as of the record date" (the "Super-Majority Bylaw").

      6. The Super-Majority Bylaw is a blatant and undisguised effort by the Director Defendants to entrench themselves by disenfranchising Shorewood's stockholders. The Super-Majority Bylaw is a disproportionate and draconian defensive response and constitutes a breach of the Director Defendants' fiduciary duties. The Super-Majority Bylaw also is invalid and ultra vires under both the Shorewood certificate of incorporation (the "Charter") and Delaware law.

      7. This action seeks declaratory relief invalidating the Bylaw Amendments and injunctive relief barring Shorewood or any of its directors, officers, agents or representatives from relying on, implementing, applying or enforcing the Bylaw Amendments. This action further seeks declaratory and injunctive relief requiring Shorewood to dismantle its takeover defenses, including its "poison pill," and enjoining Shorewood from amending the Bylaws further or taking any other action to defeat the Tender Offer and Proposed Merger or to thwart the stockholder franchise and frustrate the Consent Solicitation.

                                   THE PARTIES

      8. Plaintiff Chesapeake is a corporation incorporated under the laws of the Commonwealth of Virginia with its principal executive offices located in Richmond, Virginia. Chesapeake is primarily engaged in the manufacture and sale of specialty packaging, point-of-purchase displays, and merchandising services. Chesapeake's shares are listed on the New York Stock Exchange. Chesapeake is the beneficial owner of shares representing 14.9% of Shorewood's common stock.

      9. Plaintiff Purchaser is a corporation incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of Chesapeake. Purchaser was formed to acquire all of the outstanding shares of Shorewood through the Proposed Acquisition. Purchaser is the record owner of 100 shares of Shorewood common stock.

      10. Defendant Marc P. Shore ("Mr. Shore") is the Chairman and Chief Executive Officer of Shorewood. Mr. Shore is the son of Paul B. Shore, the founder of the Company. Mr. Shore owns beneficially 955,601 shares of Shorewood common stock. Through a network of trusts and investment partnerships created for the benefit of the Shore family, Mr. Shore controls and is deemed to hold beneficially an additional 3,904,303 shares, more than four times his personal holdings. In the aggregate, Mr. Shore owns or controls shares representing 17.38%
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of the Company's outstanding common stock. In fiscal year 1999, Mr. Shore received $800,000 in salary, a bonus of $1,093,000, other compensation of $149,625, and restricted stock awards valued at $825,000, for a total compensation package immediately worth $2,867,625. He also received options to purchase an additional 350,000 shares of the Company's stock, which options the Company valued at $7,699,886 based on an estimated annual appreciation rate for the Company's stock of 10%. During the same year, the Company's share price dropped by 36.89% and yielded investors a one year total return of negative 19.14%.

      11. Defendant Howard M. Liebman is President, Chief Financial Officer and a director of Shorewood. In fiscal year 1999, Mr. Liebman received $450,000 in salary, a bonus of $150,000, other compensation of $107,875, and restricted stock awards valued at $481,250, for a total compensation package immediately worth $1,189,125. Mr. Liebman also received options to purchase an additional 150,000 shares of the Company's stock, which options the Company valued at $3,287,094 based on an estimated annual appreciation rate for the Company's stock of 10%.

      12. Defendant Andrew N. Shore is Vice President, General Counsel, Secretary and a director of Shorewood. Andrew Shore is the brother of Mr. Shore. Andrew Shore's compensation is not publicly disclosed.

      13. Defendant Leonard J. Verebay is Executive Vice President and a director of Shorewood. Mr. Verebay's compensation is not publicly disclosed.

      14. Defendant Virginia A. Kamsky is a director of Shorewood. Ms. Kamsky is the founder, chief executive officer, chairman and principal stockholder of Kamsky Associates, Inc. ("KAI"), which has advised Shorewood for approximately three years in connection with the establishment of a manufacturing facility in China. Pursuant to a consulting agreement, Shorewood paid KAI a consulting fee of $25,000 per month. KAI further is entitled to participate in up to 5% of Shorewood's allocable share of the "net profits," as defined in the relevant agreement, from the China facility.

      15. Defendant R. Timothy O'Donnell is a director of Shorewood. Mr. O'Donnell is a President and a principal stockholder of Jefferson Capital Group, Ltd. ("Jefferson Capital"), an investment banking firm. Jefferson Capital receives substantial revenues from its services to Shorewood. For example, in November 1998, Shorewood paid Jefferson Capital a fee of approximately $1.3 million and awarded Jefferson Capital, effective as of October 13, 1998, a warrant to purchase
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50,000 shares of Shorewood common stock at an exercise price of $16 per share, exercisable upon grant.

      16. Defendant Kevin J. Bannon is a director of Shorewood. Mr. Bannon is an Executive Vice President of Bank of New York, a participant in the Company's lending syndicate that loans substantial sums to the Company and receives substantial revenues from the Company's business. For example, at the end of fiscal year 1999, the Company had aggregate borrowings from the Bank of New York in the amount of $25,039,500. The Bank of New York also acts as the Company's transfer agent.

      17. Defendants Sharon R. Fairley and William P. Weidner are directors of Shorewood.

      18. Defendant Shorewood is a corporation incorporated under the laws of the State of Delaware with its principal executive offices located in New York, New York. Shorewood and its subsidiaries print and manufacture paperboard packaging through operations in the United States, Canada and China. Shorewood's common stock is listed and traded on the New York Stock Exchange.

                             BACKGROUND

                Chesapeake Considers An Acquisition of Shorewood

      19. In the ordinary course of business, Chesapeake engages in an ongoing evaluation of potential candidates for acquisitions and strategic transactions. As part of Chesapeake's business strategy of divesting capital intensive, cyclical commodity businesses and focusing on value-added, specialty packaging businesses, Chesapeake identified Shorewood as a potential acquisition candidate as early as May 1998. Chesapeake at no time considered a potential sale of Chesapeake to Shorewood.

      20. In the first quarter of 1999, Chesapeake acquired Field Group plc (the "Field Acquisition"). As part of the Field Acquisition, Chesapeake and Shorewood discussed opportunities for alliances or transactions involving specific target markets or individual plants. Chesapeake and Shorewood did not discuss a potential strategic transaction or business combination involving the companies.

      21. On October 26, 1999, Mr. Shore called Thomas H. Johnson, President and Chief Executive Officer of Chesapeake, and proposed an acquisition of
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Chesapeake by Shorewood, thereby recognizing the significant value inherent in a combination of the two companies. On October 27, 1999, Mr. Johnson received a letter from Mr. Shore dated October 26, 1999, that outlined the terms of a potential acquisition (the "Shorewood Proposal"). On October 29, 1999, Mr. Johnson in formed Mr. Shore by letter that Chesapeake was not for sale, but that he would present the Shorewood Proposal to Chesapeake's board of directors (the "Chesapeake Board") and that the Chesapeake Board would consider carefully the Shorewood Proposal.

      22. On November 3, 1999, the Chesapeake Board convened a special meeting to consider the Shorewood Proposal. The Chesapeake Board received presentations from Chesapeake's management regarding Chesapeake's performance and the Shorewood Proposal. The Chesapeake Board also received advice from its legal counsel and from Goldman, Sachs & Co. and Donaldson, Lufkin & Jenrette, co-financial advisors to the Chesapeake Board. After receiving and considering this information and advice, the Chesapeake Board unanimously determined that the Shorewood Proposal was inadequate and not in the best interests of Chesapeake and its stockholders. The Chesapeake Board instructed Mr. Johnson to communicate with Mr. Shore and inform him of the Chesapeake Board's decision to reject the Shorewood Proposal.

      23. Also on November 3, 1999, the Chesapeake Board considered a potential acquisition of Shorewood as one of the strategic acquisitions available to Chesapeake. Among other things, the Board noted that such an acquisition was consistent with Chesapeake's strategic plan. The Chesapeake Board further considered that Chesapeake could unlock significant value in Shorewood's assets by applying Chesapeake's management and operational strategies and by incorporating an acquisition of Shorewood into other potential acquisitions being explored by Chesapeake. At the conclusion of the meeting, the Chesapeake Board authorized Mr. Johnson to propose an acquisition of Shorewood by Chesapeake (the "Chesapeake Proposal").

                    Shorewood Rejects The Chesapeake Proposal

      24. On November 10, 1999, Mr. Johnson met with Mr. Shore and communicated the Chesapeake Board's decision regarding the Shorewood Proposal. Mr. Johnson then presented Mr. Shore with the Chesapeake Proposal. Mr. Johnson also provided Mr. Shore with a letter outlining the Chesapeake Proposal. Among other things, the letter noted that the Chesapeake Proposal was not subject to any financing condition and that Chesapeake was prepared to commence immediately good faith negotiations on an exclusive basis with the objective of entering into a definitive merger agreement consistent with the Chesapeake Proposal.
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      25. Mr. Shore stated that he would communicate the proposal to the
Shorewood Board but that any meeting would be a "very short one." Mr. Shore thus implied strongly that he was unwilling to accept or support the Chesapeake Proposal and that the Shorewood Board, dominated by insiders and individuals beholden to Mr. Shore, would follow his lead.

               Shorewood Publicly Announces The Shorewood Proposal
                           And The Chesapeake Proposal

      26. On the morning of November 18, 1999, Mr. Shore delivered a letter to Mr. Johnson by facsimile in which he informed Mr. Johnson that the Shorewood Board had "unanimously and unequivocally rejected" the Chesapeake Proposal. The Shorewood Board thus had followed Mr. Shore's lead, just as Mr. Shore had intimated during the November 10, 1999 meeting.

      27. Mr. Shore's letter also informed Mr. Johnson that Shorewood would publicize the Shorewood Proposal and the Chesapeake Proposal, notwithstanding Chesapeake's desire for the Chesapeake Proposal to remain confidential. Indeed, at the same time Mr. Shore was sending his letter to Mr. Johnson, Shorewood was issuing a press release announcing the Shorewood Proposal and publicly disclosing the confidential Chesapeake Proposal.

      28. Later in the day on November 18, 1999, Chesapeake issued a press release confirming the existence of the Chesapeake Proposal and noting that Chesapeake was "prepared to commence immediate good faith negotiations on an exclusive basis with the objective of entering into a definitive merger agreement consistent with its proposal."

                 Chesapeake Attempts To Negotiate With Shorewood

      29. On November 22, 1999, Mr. Johnson sent a letter to the members of the Shorewood Board asking them to consider entering into immediate good faith negotiations with Chesapeake regarding the Chesapeake Proposal. Mr. Johnson noted the possibility of Chesapeake increasing its offer after appropriate due diligence and access to the Company's business plan, as well as the possibility of utilizing alternatives to an all-cash structure that could offer tax-advantages to certain of Shorewood's stockholders. Chesapeake also issued a press release announcing Mr. Johnson's letter. Shorewood did not respond to Mr. Johnson's letter.
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      30. On November 26, 1999, Chesapeake entered into a stock purchase agreement with Ariel Capital Management, Inc. ("Ariel") pursuant to which Ariel agreed to use its best efforts as an investment adviser to exercise its discretionary authority to cause Ariel's clients to sell approximately 4.1 million shares of Shorewood common stock, representing approximately 14.9% of Shorewood's outstanding shares, to Chesapeake. Ariel also agreed that if Chesapeake commenced a public tender offer for Shorewood's common stock prior to the closing of the purchase agreement, Ariel would use its best efforts as investment adviser to exercise its discretionary authority to cause its clients to (i) tender their shares to Chesapeake and (ii) execute any proxies or written consents in the form solicited by Chesapeake in any proxy or written consent solicitation commenced in connection with such tender offer.

      31. On November 29, 1999, Chesapeake issued a press release announcing its agreement with Ariel and renewing its offer to the members of the Shorewood Board to meet and negotiate the terms of an acquisition of Shorewood by Chesapeake. That same day, Shorewood issued a press release rejecting Chesapeake's overtures.

         Chesapeake Commences The Tender Offer And Consent Solicitation

      32. Faced with the Director Defendants' intransigence, Plaintiffs today commenced the fully-financed, non-coercive, non-discriminatory, all-cash, all-shares premium Tender Offer. The Tender Offer is conditioned, among other things, upon (i) the tender and purchase of sufficient Shorewood shares to give Chesapeake and Purchaser a majority of the outstanding Shorewood shares on a fully diluted basis, (ii) the exemption of the Tender Offer from Section 203 of the Delaware General Corporation Law ("Section 203") and (iii) the redemption or inapplicability of Shorewood's stockholder rights plan (the "Rights Plan").

      33. Chesapeake also announced today the Consent Solicitation. The purpose of the Consent Solicitation is to obtain sufficient consents from Shorewood's stockholders to take certain actions by written consent without a stockholder meeting, including (i) amending Shorewood's Bylaws to remove the provision establishing a staggered board of directors, (ii) removing all current members of the Shorewood Board, (iii) reducing the authorized number of Shorewood directors to three, (iv) electing the Nominees to the Shorewood Board, and (v) repealing any recent or subsequent amendments to the Bylaws. In furtherance of the Consent Solicitation, Purchaser is demanding that Shorewood produce a list of its stockholders and related stocklist materials.

      34. If elected, the Nominees will consider, subject to their fiduciary duties to Shorewood's stockholders, (i) redeeming the Rights Plan (or amending the Rights
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Plan to make it inapplicable to the Proposed Acquisition), (ii) approving the
Tender Offer under Section 203, and (iii) taking such other actions as may be required to expedite the prompt consummation of the Proposed Acquisition.

                    Shorewood Discloses The Bylaw Amendments

      35. To commence the Tender Offer, Chesapeake prepared the Press Release, which summarizes the terms of the Tender Offer, and placed the Summary Advertisement in the national edition of The Wall Street Journal for immediate publication in the next issue. These steps were completed and the Tender Offer and Consent Solicitation process set in motion at 3:00 p.m. yesterday. Later that evening, Shorewood disclosed that the Director Defendants had amended the Bylaws to adopt the draconian Bylaw Amendments, which are designed to purposefully interfere with the ability of Shorewood's stockholders to exercise their franchise rights in the Consent Solicitation. Shorewood admitted in its disclosure document that the Director Defendants adopted the Bylaw Amendments "as a consequence of an unsolicited proposal" that Shorewood had received--namely the Chesapeake Proposal.

      36. All of the Bylaw Amendments are directed specifically at the stock holder franchise in a blatant and undisguised attempt to eliminate the right of the Shorewood's stockholders to control the destiny of their company. For example, under Shorewood's previous bylaws (the "Old Bylaws"), stockholders of the Company "owning 20% of the shares of the Corporation then entitled to vote" could call a special meeting. The Bylaw Amendments purport to eliminate this right and authorize only the Shorewood Board to call a special meeting.

      37. In an even clearer attempt at entrenchment, the Director Defendants purported in the Bylaw Amendments to eliminate the ability of the stockholders to remove directors without cause. Article II, Section 3 of the Old Bylaws expressly provided that "directors may be removed with or without cause." The Bylaw Amendments ostensibly amend Article II, Section 3 of the Old Bylaws to provide that directors only may be removed in accordance "with Delaware General Corporation Law Section 141(k)(1)." Section 141(k)(1) provides that where a corporation has a staggered board of directors, stockholders only may remove directors for cause. The new Article II, Section 3 thus attempts to protect the Director Defendants by eliminating the stockholders' ability to remove them except for cause (the "For Cause Removal Bylaw"). Yet rather than taking this action openly, the Director Defendants tried to hide this change from Shorewood's stockholders by
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couching it in a technical reference to the Delaware General Corporation Law.

      38. Most egregiously, the Director Defendants enacted a series of amendments that attempt to eliminate as a practical matter the right of Shorewood's stockholders to act by written consent. Section 228 of the Delaware General Corporation Law provides that

      Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of such stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in the [State of Delaware].

8 Del. C. (S) 228 (a)

      39. Shorewood's Charter does not limit or eliminate the power of Shorewood's stockholders to act by written consent. To the contrary, the Charter confirms that the Shorewood Board may not take actions designed to interfere with the stockholder franchise. Article NINTH of the Charter states:

      The power to make, alter, or repeal a By-Law, and to adopt a new ByLaw, except a By-Law classifying directors for election for staggard [sic.] terms, shall be vested in the Board of Directors; provided, however, that the power conferred upon the Board of Directors pursuant to this Article shall not divest or limit the power of the stockholders to adopt, amend or repeal Bylaws.

(Emphasis added). Shorewood's Charter thus strongly affirms the franchise rights of Shorewood's stockholders.

      40. Like the Charter, the Old Bylaws placed no limitation on the ability of Shorewood's stockholders to act by written consent. Article IX, Section 1 of the Old Bylaws provided that

      Unless otherwise provided in the Certificate of Incorporation or by law, any action required to be taken or which may be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted.

Shorewood's Old Bylaws also did not contain any provisions purporting to allow the Board to set a record date for a consent solicitation, thereby permitting Shorewood's stockholders to set the record date for action by consent by delivering a consent to the Company.

      41. In the Bylaw Amendments, the Director Defendants adopted a series of provisions aimed directly at the consent process. First, the Director Defendants adopted a provision purporting to require any stockholder seeking to have the stockholders authorize or take corporate action by written consent to "request the Board of Directors to fix a record date" (the "Consent Record Date Bylaw"). As publicly disclosed, the Consent Record Date Bylaw contains no provision permitting a stockholder to set the record date absent action by the Board. The Director Defendants thus attempted to arrogate to themselves exclusive authority over the setting of a record date for any consent solicitation. This is contrary to Section 213(b) of the Delaware General Corporation Law, which permits a stockholder to establish a record date for a consent solicitation in the absence of action by the board of directors by delivering a signed written consent setting forth the action taken or proposed to be taken to the corporation. At the same time, the Director Defendants adopted a new Article IX, Section 1, which purports to impose requirements on the form of consents and to enlarge the circumstances under which consents can be revoked. Neither provision nor anything similar to them existed under the Old Bylaws.

      42. Finally, the Director Defendants adopted the Super-Majority Bylaw. It provides:

      In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation from time to time may make, amend, alter or repeal the by-laws of the Corporation. In addition, the by-laws may be amended, added to, altered or repealed, or new by-laws may be adopted, at any meeting of stockholders of the Corporation at which a quorum is present by the affirmative vote of the holders of not less than two thirds (2/3) of the stock issued and outstanding as of the record date for stockholders entitled to vote at such meeting.

The Super-Majority Bylaw thus requires the affirmative vote of the holders of two thirds of the Company's outstanding stock. By contrast, under the Old Bylaws, a majority of the Company's stockholders--which for action at a stockholder meeting meant only a majority of a quorum--had the power to amend the Bylaws. By enacting the Super-Majority Bylaw, the Director Defendants thus attempted doubly to disenfranchise the Company's stockholders, first by raising the vote required to a two-thirds majority, and second by raising the universe for calculating the number of stockholders to all of the outstanding shares.

      43. The Super-Majority Bylaw is a blatant attempt to change the rules of the stockholder voting process in mid-stream and deprive the stockholders of rights that they enjoyed and to which they are entitled under the corporate contract. The Super-Majority Bylaw also is a grossly disproportionate response to the minimal threat, if any, posed by the Chesapeake Proposal and Consent Solicitation. By enacting the Super-Majority Bylaw, the Director Defendants are attempting to coerce Shorewood's stockholders into inaction by creating the impression that their votes will be futile. Indeed, the Director Defendants no doubt believe that the SuperMajority Bylaw will prevent Shorewood's stockholders as a practical matter from ever amending the Bylaws. As a group, the Company's directors and senior officers own 25.09% of Shorewood's common stock. Any stockholder proposal to make, amend, alter or repeal the Bylaws that is opposed by Shorewood's officers and directors therefore must obtain the affirmative vote of 89% of the holders of the remaining shares of the Company's outstanding stock! The Super-Majority Bylaw thus in practice imposes an 89% super-majority requirement. This makes success in any proxy or consent solicitation realistically unattainable for any group of stock holders that is opposed by Shorewood's officers and directors. The Super-Majority Bylaw therefore is a preclusive and draconian defense.

         The Effect Of The Bylaw Amendments On The Consent Solicitation

      44. By adopting the Bylaw Amendments, the Director Defendants have attempted to interfere purposefully with the stockholder franchise and frustrate the Consent Solicitation. Without any possible motivation except entrenchment, the Director Defendants have attempted to change the rules for stockholder voting by raising the required vote to a two thirds super-majority, which as a practical matter requires a realistically unattainable 89% super-majority vote.

      45. The Bylaw Amendments also represent a wholly-disproportionate and draconian response by the Director Defendants to a threat that is not legally cognizable. Faced with a potential consent solicitation in which they could be voted out of office, the Director Defendants attempted to coerce Shorewood's stockholders into inaction and to preclude any chance of a successful solicitation. Moreover, in their rush to protect themselves, the Director Defendants adopted provisions that are illegal and invalid under the Shorewood Charter and Delaware law.

      46. Viewed as a whole, the actions taken by the Director Defendants confirm their twin goals of interfering with the stockholder franchise and entrenching themselves. All of the Bylaw Amendments attempt to limit or eliminate stockholder voting rights. The Director Defendants specifically have targeted the consent process by adopting the Consent Record Date Bylaw, which allows the Director Defendants to manipulate the consent process to their own advantage. The For Cause Removal Bylaw demonstrates clearly that the sole goal of the Director Defendants is to insulate themselves and protect their positions.

      47. Chesapeake believes that Shorewood's stockholders will deliver written consents to Chesapeake sufficient under the Old Bylaws to (i) amend Shorewood's Bylaws to remove the provision establishing a staggered board of directors, (ii) remove the Director Defendants, (iii) reduce the authorized number of Shorewood directors to three, (iv) elect the Nominees and (v) repeal any recent or subsequent amendments to the Bylaws. The Super-Majority Bylaw is frustrating and will frustrate the ability of Shorewood's stockholders to exercise their franchise rights and act by consent to amend the Bylaws--the prerequisite for all the actions to be taken in the Consent Solicitation--by imposing a two thirds super-majority requirement, which as a practical matter requires a realistically unattainable 89% super-majority vote. The Super-Majority Bylaw is a disproportionate and draconian response to the Consent Solicitation and the non-coercive, non-discriminatory, premium Tender Offer. The Super-Majority Bylaw instead is an entrenchment device that interferes purposefully with the stockholder franchise without any justification. Moreover, the Super-Majority Bylaw is contrary to Article Nine of the Charter and Delaware law.

                                IRREPARABLE HARM

      48. The Director Defendants' refusal to consider the Chesapeake Proposal is preventing Shorewood's stockholders from receiving the benefits of a plainly superior transaction. The Shorewood stockholders cannot rely on the Shorewood Board to act in their best interests regarding the Chesapeake Proposal because the Director Defendants have demonstrated that their primary goal is entrenchment.

      49. Until the Director Defendants enacted the Bylaw Amendments, Shorewood's stockholders had the unfettered right under Delaware law, the Charter and the Old Bylaws to act by written consent to amend the Bylaws, remove the staggered board provision, remove the Director Defendants and elect the independent Nominees, who will fulfill their fiduciary duties to Shorewood's stockholders and consider, subject to their fiduciary duties, the Chesapeake Proposal. Now, Shorewood's stockholders will be frustrated in their efforts to utilize the consent process by the Super-Majority Bylaw, which makes success in a consent solicitation realistically unattainable because as a practical matter it imposes an 89% super-majority requirement. Moreover, even if under some circumstances a consent solicitation could poll in excess of 90% of a corporation's outstanding voting power, here the Super-Majority Bylaw will chill the Consent Solicitation by making Shorewood's stockholders believe that their votes are meaningless. This type of interference with the stockholder franchise constitutes irreparable harm. In addition, because Shorewood's stockholders now have no way to bypass the Director Defendants, Shorewood's stockholders cannot receive the benefits of the Chesapeake Proposal. This also constitutes irreparable harm.

      50. At the same time, Chesapeake is suffering irreparable harm as a result of the Bylaw Amendments and the inability of Shorewood's stockholders to receive the Chesapeake Proposal. The chance to acquire Shorewood represents a unique opportunity, and the loss of this opportunity constitutes irreparable harm.

      51. Unless the Super-Majority Bylaw is enjoined or invalidated by this Court, the substantial benefits of the Chesapeake Proposal will be forever lost. The injury to Chesapeake and Shorewood's stockholders will not be compensable in money damages, and Chesapeake has no adequate remedy at law. The proper remedy is to enjoin and invalidate the Super-Majority Bylaw and the Bylaw Amendments as a whole to permit the Consent Solicitation to go forward and the stockholders to exercise their franchise rights in a free and uncoerced environment.

                                     COUNT I

                (Breach of Fiduciary Duty: The Bylaw Amendments)

      52. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      53. The Director Defendants owe Shorewood's stockholders the highest duties of care, loyalty and good faith.

      54. The Director Defendants adopted the Bylaw Amendments as a defensive response to the Chesapeake Proposal and in anticipation of the Consent Solicitation. In adopting the Bylaw Amendments, the Director Defendants acted in haste, without full information and for purposes of entrenchment.

      55. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to Shorewood's stockholders under applicable Delaware law, including the duties of loyalty and care.

      56. Plaintiffs have no adequate remedy at law.

                                    COUNT II

               (Breach of Fiduciary Duty: The Super-Majority Bylaw
                       and the Consent Record Date Bylaw)

      57. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      58. The Director Defendants owe Shorewood's stockholders the highest duties of care, loyalty and good faith.

      59. The Director Defendants adopted the Super-Majority Bylaw and the Consent Record Date Bylaw as a defensive response to the Chesapeake Proposal and in anticipation of the Consent Solicitation. In responding to the Chesapeake Proposal and in anticipation of the Consent Solicitation, the Director Defendants failed to respond to a legally cognizable threat in good faith after due investigation.

      60. The Super-Majority Bylaw is an unreasonable, coercive and preclusive defensive response. The Super-Majority Bylaw is unreasonable because it is a dramatically disproportionate response to the minimal threat, if any, posed by the Chesapeake Proposal and Consent Solicitation. The Super-Majority Bylaw is coercive because it chills Shorewood's stockholders into voting in favor of the Director Defendants or not voting at all because the stockholders will believe their votes to be meaningless. The Super-Majority Bylaw is preclusive because as a practical matter it imposes a realistically unattainable 89% super-majority requirement for Shorewood's stockholders to amend, alter or repeal the Bylaws.

      61. The Consent Record Date Bylaw is an unreasonable, coercive and preclusive defensive response because it attempts to eliminate the right of the stockholders to set a record date and arrogate that authority exclusively to the Shorewood Board.

      62. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to Shorewood's stockholders under applicable Delaware law.

      63. Plaintiffs have no adequate remedy at law.

                                    COUNT III

               (Breach of Fiduciary Duty: The Super-Majority Bylaw
                       and the Consent Record Date Bylaw)

      64. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      65. The Director Defendants owe Shorewood's stockholders the highest duties of care, loyalty and good faith.

      66. The Director Defendants adopted the Super-Majority Bylaw in response to the Chesapeake Proposal and in anticipation of the Consent Solicitation. By adopting the Super-Majority Bylaw and the Consent Record Date Bylaw, the Defendant Directors purposely interfered with the stockholder franchise.

      67. The Director Defendants have not and cannot offer any justification for adopting the Super-Majority Bylaw and the Consent Record Date Bylaw.

      68. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to Shorewood's stockholders under applicable Delaware law.

      69. Plaintiffs have no adequate remedy at law.

                                    COUNT IV

                     (Ultra Vires: The Super-Majority Bylaw
                       and the Consent Record Date Bylaw)

      70. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      71. Section 109(a) of the Delaware General Corporation Law provides that directors "shall not divest the stockholders . . . of the power, nor limit their power to adopt, amend or repeal bylaws." The Super-Majority Bylaw violates this provision and is void.

      72. Section 102(b)(4) of the Delaware General Corporation Law provides that super-majority provisions may be placed in the certificate of incorporation. There is no similar authorization for super-majority provisions in a corporation's bylaws. The Super-Majority Bylaw attempts to circumvent this statutory scheme and is void.

      73. Article Nine of the Charter provides that the Shorewood Board "shall not divest or limit the power of the stockholders to adopt, amend or repeal Bylaws." The Super-Majority Bylaw violates this provision and is void.

      74. Section 213(b) of the Delaware General Corporation Law permits a stockholder to establish a record date for a consent solicitation in the absence of action by the board of directors by delivering a signed written consent setting forth the action taken or proposed to be taken to the corporation. As publicly disclosed, the Consent Record Date Bylaw purports to eliminate this right and is void.

      75. Plaintiffs have no adequate remedy at law.

                                     COUNT V

                   (Breach of Fiduciary Duty: The Rights Plan)

      76. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      77. The Director Defendants owe Shorewood's stockholders the highest duties of care, loyalty and good faith.

      78. In light of the superior value offered to Shorewood stockholders by the Proposed Acquisition, there is no legitimate reason for the Director Defendants to retain the Rights Plan. The Director Defendants' failure to redeem the rights or to render the Rights Plan inapplicable to the Proposed Acquisition deprives Shorewood's stockholders of the right to maximize their wealth by selling their Shorewood shares at the premium price offered by the Proposed Acquisition.

      79. The Director Defendants' failure to redeem the rights or to render the Rights Plan inapplicable to the Proposed Acquisition has no economic justification, serves no legitimate purpose, and is not a reasonable response to the Tender Offer and/or the Proposed Merger, which pose no threat to the interests of Shorewood's stockholders or to Shorewood's corporate policy and effectiveness. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to Shorewood's stockholders under applicable Delaware law.

      80. Plaintiffs have no adequate remedy at law.

                                    COUNT VI

                     (Breach of Fiduciary Duty: Section 203)

      81. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      82. The Director Defendants owe Shorewood's stockholders the highest duties of care, loyalty and good faith.

      83. The Director Defendants are empowered by Section 203 to render the statute inapplicable to the Proposed Acquisition by approving the Tender Offer.

      84. In light of the superior value offered to Shorewood stockholders by the Proposed Acquisition, there is no legitimate reason for the Director Defendants to fail to approve the Tender Offer or to fail to take any other steps necessary to render Section 203 inapplicable to the Proposed Acquisition. Such failures only have the effect of withholding from Shorewood's stockholders the right to maximize their wealth by selling their Shorewood shares at the premium price offered by the Proposed Acquisition.

      85. The Director Defendants' failure to approve the Tender Offer or otherwise render Section 203 inapplicable to the Proposed Acquisition has no economic justification, serves no legitimate purpose, and is not a reasonable response to the Proposed Acquisition, which poses no threat to the interests of Shorewood's stockholders or to Shorewood's corporate policy and effectiveness. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to Shorewood's stockholders under applicable Delaware law.

      86. Plaintiffs have no adequate remedy at law.

                                   COUNT VII


                       (Declaratory And Injunctive Relief:
                        Additional Anti-Takeover Devices)

      87. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      88. The Director Defendants owe Shorewood's stockholders the highest duties of care, loyalty and good faith.

      89. The Tender Offer is non-coercive and non-discriminatory, it is fair to Shorewood's stockholders, it poses no threat to Shorewood's corporate policy and effectiveness, and it represents a substantial premium over the market price of Shorewood common stock prior to the public announcement of the Tender Offer.

      90. Adoption of any additional defensive measures against the Tender Offer, the Proposed Merger, the Consent Solicitation or proposed acquisition, or the adoption of any additional measure that would prevent a future board of directors from exercising its fiduciary duties, including, but not limited to, amendments to the Rights Plan, amendments to the Bylaws, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, "White Knight" stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control, would itself be a breach of the Director Defendants' fiduciary duties to Shorewood's stockholders.

      91. Plaintiffs have no adequate remedy at law.

                                   COUNT VIII

          (Declaratory And Injunctive Relief: The Consent Solicitation)

      92. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

      93. The Director Defendants owe Shorewood's stockholders the highest duties of care, loyalty and good faith.

      94. The Consent Solicitation complies and will comply with the Delaware law, the Charter and the Old Bylaws.

      95. Plaintiffs are entitled to a declaration that Consent Solicitation complies and will comply with the Delaware law, the Charter and the Old Bylaws.

      96. Plaintiffs have no adequate remedy at law.

      WHEREFORE, Plaintiffs respectfully request that this Court enter an Order

            a. declaring that the Director Defendants have breached their fiduciary obligations to Shorewood stockholders under Delaware law by adopting the Super-Majority Bylaw, the Consent Record Date Bylaw, and the Bylaw Amendments as a whole;

            b. declaring that the Super-Majority Bylaw and the Consent Record Date Bylaw are ultra vires and void;

            c. enjoining Shorewood, its directors, officers, employees and agents from relying on, implementing, applying or enforcing the SuperMajority Bylaw, the Consent Record Date Bylaw, and the Bylaw Amendments as a whole;

            d. declaring that the Director Defendants have breached their fiduciary obligations to Shorewood stockholders under Delaware law by failing to redeem the Rights in response to the Tender Offer;

            e. compelling Shorewood and the Director Defendants to redeem the rights or to render the Rights Plan inapplicable to the Proposed Acquisition;

            f. declaring that the Director Defendants have breached their fiduciary obligations to Shorewood stockholders under Delaware law by failing to render Section 203 inapplicable to the Proposed Acquisition;

            g. compelling the Director Defendants to approve the Proposed Acquisition for purposes of Section 203 and enjoin them from taking any action to enforce or apply Section 203 that would impede, thwart, frustrate or interfere with the Proposed Acquisition;

            h. temporarily, preliminarily and permanently enjoining Shorewood, its employees, agents and all persons acting on its behalf or in concert with it from taking any action with respect to the Rights Plan, except to redeem the rights or render the Rights Plan inapplicable to the Tender Offer, and from adopting any other Rights Plan or other measures, or taking any other action designed to impede, or which has the effect of impeding, the Tender Offer or the efforts of Chesapeake to acquire control of Shorewood;

            i. temporarily, preliminarily and permanently enjoin Defendants, their affiliates, subsidiaries, officers, directors and all others acting in concert with them or on their behalf from bringing any action concerning the Rights Plan, Section 203, any other defensive measure, the Tender Offer, the Pro posed Merger, the Consent Solicitation and the Proposed Acquisition in any other court;

            j. declaring that the adoption of any other measure that has the effect of impeding, thwarting, frustrating or interfering with the Tender Offer, the Proposed Merger, the Consent Solicitation and the Proposed Acquisition constitutes a breach of the Director Defendants' fiduciary duties;

            k. enjoining Shorewood and the Director Defendants from adopting any other measure that has the effect of impeding, thwarting, frustrating or interfering with the Tender Offer, the Proposed Merger, the Consent Solicitation and the Proposed Acquisition;

            l. enjoining Shorewood and the Director Defendants from taking any other action to delay, impede, postpone or thwart the voting or other rights of Shorewood's stockholders in connection with the Consent Solicitation or otherwise;

            m. compelling Shorewood and the Director Defendants to recognize the ability of Shorewood's stockholders to act by written consent in the Consent Solicitation;

            n. awarding Plaintiffs their costs and disbursements in this action, including reasonable attorneys' and experts' fees; and

            o. granting plaintiffs such other and further relief as this Court may deem just and proper.

                                          /s/ R. Franklin Balotti

                                          __________________________________
                                          R. Franklin Balotti
                                          J. Travis Laster
                                          Richards, Layton & Finger
                                          One Rodney Square
                                          P.O. Box 551
                                          Wilmington, Delaware  19899

                                          (302) 658-6541


                                          Attorneys for Plaintiffs



Dated: December 3, 1999